Via Facsimile and U.S. Mail
Mail Stop 4720

February 23, 2010

Paul H. Fischer, Ph.D.
President and Chief Executive Officer
GenVec, Inc.
65 West Watkins Mill Road
Gaithersburg, MD 20878

       Re: **GenVec, Inc.**
               Form 10-K for the Fiscal Year Ended December 31, 2008
               Filed March 16, 2009
               File Number 000-24469

               Definitive Proxy Statement
               Filed April 30, 2009

Dear Dr. Fischer:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

               Sincerely,

               Jeffrey Riedler
               Assistant Director